Correspondence

Dennis Brovarone
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, CO 80127
Phone 303 466 4092 / Fax 303 466 4826

November 2, 2007

H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

RE:	Amish Naturals, Inc. Statement on Form SB-2 Filed: October 10, 2007 File No. 333-146609

Dear Mr. Schwall:

This correspondence responds to your comments dated October 31, 2007. This response letter is being transmitted via EDGAR on November 2, 2007.

General

1.	We note your recent acquisitions of Prima Pasta, Inc., and Schlabach Amish Wholesale Bakery and that you did not report these acquisitions in a current report on Form 8-K. Please provide us with an analysis of why such events were not required to be reported pursuant to Item 2.01 (Completion of Acquisition or Disposition of Assets) of Form 8-K, including your determination that the financial statements were not required to be filed pursuant to Item 9.01 of Form 8-K.

Item 2.01 requires the reporting of “significant assets” and defines “significant assets” as being greater than 10% of the registrant’s assets. As of the end of the fiscal year ended September 30, 2007, the assets of the registrant were in excess of $6.9 million and the purchase price of each of these acquisitions was less than $690,000. In addition, the businesses in which these assets were used while complementary additions to the registrant’s business are not significant to registrant’s core business of manufacturing and marketing pasta under its Amish Naturals brand. Also as one acquisition was that of a pasta manufacturer and the other is that of a bakery, the Company does not consider the business to be related and therefore the acquisitions should not be aggregated for purposes of determining if either acquisition is significant.

The Company compared (i) its investments in and advances to the acquired companies, both individually and collectively, to the total consolidated assets of the Company as of the end its most recently completed fiscal year end; (ii) the Company’s proportionate share of the total assets (after inter-company eliminations) of the acquired companies, both individually and collectively, to the total consolidated assets of the Company as of the end of its most recently completed fiscal year; (iii) and the Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquired companies, both individually and collectively to such consolidated income of the Company for the most recently completed fiscal year. Each of the above comparisons resulted in less than 20% and therefore no financial statements of the acquired companies are required to be filed.

The following table summarizes the acquisitions and the respective comparisons to the Company’s financial statements as of September 30, 2007, which is the Company’s most recent fiscal year end.

Amish Naturals, Inc.
Requirements to File Acquisition Disclosure
And Financial Statements

	Total Assets	Loss Before Income Taxes	Investment in and Advances to Prima Pasta	Schlabach Bakery	Investment in and Advances to Prima Pasta Schlabach Total
Amish Naturals, Inc.	$6,968,000	$(3,774,000)	$450,000	$250,000	$700,000

Prima Pasta	$108,000	$33,000

Schlabach Bakery	$174,000	$(20,000)

Total	$282,000	$13,000
Entity Percentages:

Prima Pasta	1.55%	-0.87%	6.46%	—	—
Schlabach Bakery	2.50%	0.53%	—	3.59%	—

Combined Percentages:	4.05%	-1.40%	—	—	10.05%

2.	Please disclose if any of the selling stockholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

We have revised the disclosure in footnote (2), page 32 (Italics) regarding Wharton Capital Partners, Ltd., as follows:

(2)           Barry R. Minsky has shared voting and dispositive power over the securities owned by Wharton Capital Partners, Ltd. Wharton Capital Partners, Ltd., is an affiliate of Wharton Capital Markets, LLC,, a registered broker-dealer. Wharton Capital Partners, Ltd., acquired the securities as compensation for investment banking services in the ordinary course of business and at the time of acquisition did not have any arrangements or understandings with any person to distribute the securities.

        Please note that Castlerigg Master Investments, Ltd., is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.

Additional Changes

        Please note that additional disclosure regarding the acquisition of Schlabach Amish Wholesale Bakery has been added to the Prospectus Summary and Business sections on pages 4 and 15 as follows:

Prospectus Summary:     Also in October 2007, we acquired the assets of Schlabach Amish Wholesale Bakery in Benton, Ohio which manufactures and sells a large variety of all-natural gourmet foods, featuring proprietary Amish recipes for granola, nutritional bars, and other whole grain cereal products.

Business:     Also in October 2007, we acquired the assets of the thirty-year-old Schlabach Amish Wholesale Bakery in Benton, Ohio. The assets include the manufacturing facility, manufacturing equipment and trademarks for a large variety of all-natural gourmet foods, featuring proprietary Amish recipes for granola, nutritional bars, and other whole grain cereal products currently offered in hundreds of retail and specialty outlets, including Whole Foods, Giant Eagle, Dutch Valley, Van Kampen and more. The bakery will continue to manufacture their complete line of gourmet granola products from the present location.

Correction:     Please note that the number of shares offered by the Selling Stockholders was corrected to 9,565,000 shares in the Prospectus Summary and in the Use of Proceeds section. Also in several places the reference date of information was changed from October 8 to November 2.

Thank you for your assistance. Please contact me as necessary.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone